SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Unaudited condensed consolidated interim financial statements for the Six-month period ended June 30, 2023

Braskem S.A.

Unaudited condensed statements of consolidated financial position at
All amounts in thousands of reais

Assets	Note	June 30, 2023	December 31, 2022
Current assets			
Cash and cash equivalents	4	13,240,168	12,466,474
Financial investments	5	2,340,064	2,295,497
Trade accounts receivable	6	3,056,711	3,231,934
Inventories	7	12,984,562	14,030,064
Taxes recoverable	9	1,249,818	1,156,355
Recoverable income taxes		494,186	392,062
Derivatives	18.2	269,543	157,906
Other receivables		704,022	727,364
		34,339,074	**34,457,656**
Non-current assets			
Financial investments	5	21,739	17,134
Taxes recoverable	9	1,548,902	1,617,669
Recoverable income taxes		263,960	252,995
Deferred tax assets	20(c)	6,303,369	6,358,601
Judicial deposits		209,068	215,274
Derivatives	18.2	148,087	71,544
Other receivables		350,379	170,536
Investments	10	155,250	149,023
Property, plant and equipment	11	37,927,139	37,763,295
Intangible assets	12	3,078,757	3,022,144
Right of use of assets	13	3,663,526	3,952,987
		53,670,176	**53,591,202**
Total assets		**88,009,250**	**88,048,858**

Braskem S.A.

Unaudited condensed statements of consolidated financial position at
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	June 30, 2023	December 31, 2022
Current liabilities			
Trade payables	14	11,963,272	12,246,782
Borrowings and debentures	15	1,919,585	1,382,351
Braskem Idesa borrowings	16	740,493	868,635
Derivatives	18.2	134,873	195,169
Payroll and related charges		609,049	827,826
Taxes payable	19	521,432	491,051
Income taxes payable		192,728	381,117
Leniency agreement	23	415,534	392,486
Sundry provisions	21	441,177	530,814
Geological event in Alagoas	24	3,815,599	4,247,609
Lease	13(b)	845,422	1,039,706
Other payables		1,513,005	1,581,701
		23,112,169	**24,185,247**
Non-current liabilities			
Trade payables	14		3,069
Borrowings and debentures	15	35,614,331	34,334,384
Braskem Idesa borrowings	16	9,744,668	10,501,683
Derivatives	18.2	212	81,917
Taxes payable	19	268,647	298,026
Loan from non-controlling shareholders of Braskem Idesa	8(a)	2,356,310	2,498,093
Deferred tax liabilities	20(c)	1,708,734	1,153,481
Post-employment benefits		491,505	493,743
Legal provisions	22.1	1,098,208	1,171,498
Leniency agreement	23	166,135	510,654
Sundry provisions	21	763,278	846,133
Geological event in Alagoas	24	2,716,100	2,378,949
Lease	13(b)	2,870,497	3,200,824
Other payables		355,393	282,940
		58,154,018	**57,755,394**
Shareholders' equity	25		
Capital		8,043,222	8,043,222
Capital reserve and treasury shares		17,650	17,415
Profit reserves		1,825,616	1,825,616
Additional paid in capital		(488,388)	(488,388)
Other comprehensive income		(1,588,867)	(2,076,066)
Accumulated losses		(576,671)	
Total attributable to the Company's shareholders		7,232,562	7,321,799
Non-controlling interest in subsidiaries		(489,499)	(1,213,582)
		6,743,063	**6,108,217**
Total liabilities and shareholders' equity		**88,009,250**	**88,048,858**

Unaudited condensed consolidated statements of profit or loss
for the six-month period ended June 30
All amounts in thousands of reais, except earnings (loss) per share

	Note	2023	2022
Net revenue	27	**37,202,225**	**52,142,743**
Cost of products sold	28	(35,758,817)	(42,934,227)
Gross profit		**1,443,408**	**9,208,516**
Income (expenses)			
Selling and distribution	28	(972,562)	(1,057,565)
Loss for impairment of trade accounts receivable and others from clients	28	(47,721)	(21,771)
General and administrative	28	(1,173,784)	(1,279,267)
Research and development	28	(175,074)	(151,094)
Results from equity-accounted investees		11,101	26,524
Other income	28	1,145,051	109,994
Other expenses	28	(1,374,561)	(1,410,469)
Profit (loss) before net financial expenses and taxes		**(1,144,142)**	**5,424,868**
Financial results	29		
Financial expenses		(2,989,643)	(2,782,545)
Financial income		1,038,285	789,381
Exchange rate variations, net		1,760,097	(152,042)
		(191,261)	**(2,145,206)**
Profit (loss) before income tax		**(1,335,403)**	**3,279,662**
Income taxes	20(a)	754,503	(794,982)
Net profit (loss) for the period		**(580,900)**	**2,484,680**
Attributable to:			
Company's shareholders		(586,158)	2,477,785
Non-controlling interest in subsidiaries		5,258	6,895
Net profit (loss) for the period		**(580,900)**	**2,484,680**
Earnings (loss) per share - R$	26		
Basic			
Common		(0.7358)	3.1126
Preferred shares class "A"		(0.7358)	3.1128
Preferred shares class "B"		(0.7358)	0.6057
Diluted			
Common		(0.7358)	3.1126
Preferred shares class "A"		(0.7358)	3.1056
Preferred shares class "B"		(0.7358)	0.6057

The notes are an integral part of the unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of comprehensive income for the six-month period ended June 30

All amounts in thousands of reais, except earnings (loss) per share

	Note	2023	2022
Net profit (loss) for the period		**(580,900)**	**2,484,680**
Other comprehensive income:			
Items that will be reclassified subsequently to profit or loss			
Fair value of cash flow hedge, net of taxes		226,825	247,978
Fair value of cash flow hedge from jointly-controlled, net of taxes		(1,012)	1,660
		225,813	249,638
Exchange variation of foreign, net of taxes	18.3 (a.i)	1,711,465	1,570,940
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	18.3 (a.ii)	1,199,286	344,741
		2,910,751	1,915,681
Foreign subsidiaries currency translation adjustment		(2,441,725)	(1,549,156)
Foreign subsidiaries currency translation adjustment		**694,839**	**616,163**
Total comprehensive income for the period		**113,939**	**3,100,843**
Attributable to:			
Company's shareholders		(113,371)	2,919,065
Non-controlling interest in subsidiaries		227,310	181,778
Total comprehensive income for the period		**113,939**	**3,100,843**

Braskem S.A.

Unaudited condensed consolidated statements of changes in equity
for the six-month period ended June 30
All amounts in thousands of reais

			Attributed to shareholders' interest												
			Capital reserve and treasury shares					Profit reserves							
	Note	Capital	Treasury shares	Long-term incentive plans	Capital transactions	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Retained earnings (Accumulated losses)	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity
At January 1, 2022		8,043,222	(38,197)	31,932	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	(3,170,158)		7,865,819	(1,661,991)	6,203,828
Comprehensive income for the period:															
Net profit for the period												2,477,785	2,477,785	6,895	2,484,680
Exchange variation of foreign sales hedge, net of taxes											1,829,495		1,829,495	86,186	1,915,681
Fair value of cash flow hedge, net of taxes											249,638		249,638		249,638
Foreign subsidiaries currency translation adjustment											(1,637,853)		(1,637,853)	88,697	(1,549,156)
											441,280	2,477,785	2,919,065	181,778	3,100,843
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes											(13,082)	13,082			
Realization of deemed cost of jointly-controlled investment, net of taxes											(358)	358			
Long term incentive plan				(8,703)									(8,703)		(8,703)
Fair value adjustments of trade accounts receivable, net of taxes											60		60		60
Exchange variation in hyperinflationary economy, net of taxes											30,701		30,701		30,701
				(8,703)							17,321	13,440	22,058		22,058
Contributions and distributions to shareholders:															
Incentive long term plan payments with treasury shares			10,024		2,702								12,726		12,726
Other												(400)	(400)		(400)
Additional dividends approved in the board meeting									(1,350,000)				(1,350,000)		(1,350,000)
Proposed dividends														(1,236)	(1,236)
			10,024		2,702				(1,350,000)			(400)	(1,337,674)	(1,236)	(1,338,910)
Balances at June 30, 2022		8,043,222	(28,173)	23,229	6,175	472,770	1,017,546	643,619		(488,388)	(2,711,557)	2,490,825	9,469,268	(1,481,449)	7,987,819
At January 1, 2023		8,043,222	(28,173)	39,413	6,175	472,770	1,126,521	226,325		(488,388)	(2,076,066)		7,321,799	(1,213,582)	6,108,217
Comprehensive income for the period:															
Net profit (loss) for the period												(586,158)	(586,158)	5,258	(580,900)
Exchange variation of foreign sales hedge, net of taxes											2,610,929		2,610,929	299,822	2,910,751
Fair value of cash flow hedge, net of taxes											225,813		225,813		225,813
Foreign currency translation adjustment											(2,363,955)		(2,363,955)	(77,770)	(2,441,725)
											472,787	(586,158)	(113,371)	227,310	113,939
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes											(9,123)	9,123			
Realization of deemed cost of jointly-controlled investment, net of taxes											(364)	364			
Long term incentive plan				(11,451)									(11,451)		(11,451)
Fair value adjustments of trade accounts receivable, net of taxes											(210)		(210)		(210)
Exchange variation in hyperinflationary economy, net of taxes											24,109		24,109		24,109
				(11,451)							14,412	9,487	12,448		12,448
Contributions to shareholders:															
Incentive long term plan payments with treasury shares			28,172		(16,486)								11,686		11,686
Proceeds from sale of non-controlling interests	1													316,027	316,027
Capital increase	1													128,780	128,780
Other														(5,002)	(5,002)
Acquisition of subsidiary with non-controlling interests														62,390	62,390
Proposed dividends														(5,422)	(5,422)
			28,172		(16,486)								11,686	496,773	508,459
Balances at June 30, 2023		8,043,222	(1)	27,962	(10,311)	472,770	1,126,521	226,325		(488,388)	(1,588,867)	(576,671)	7,232,562	(489,499)	6,743,063

The notes are an integral part of the unaudited condensed consolidated interim financial statements.

Braskem S.A.

Unaudited condensed consolidated statements of cash flows
for the six-month period ended June 30
All amounts in thousands of reais

	Note	2023	2022
Profit (loss) before income taxes		(1,335,403)	3,279,662
Adjustments for reconciliation of profit (loss)			
Depreciation and amortization	28	2,534,516	2,125,603
Results from equity-accounted investees	10(c)	(11,101)	(26,524)
Interest foreign exchange gain/losses		(437,365)	1,092,038
(Reversals) Provisions, net		(116,146)	32,016
Provision geological event in Alagoas	24	1,149,056	1,253,454
Loss for impairment of trade accounts receivable and others from clients	28	47,721	21,771
Loss (gain) on sale or property, plant and equipment		55,679	(5,869)
		1,886,957	**7,772,151**
Changes in operating working capital			
Financial investments		88,694	(194,869)
Trade accounts receivable		22,048	(227,039)
Inventories		1,084,511	(869,870)
Taxes recoverable		(152,349)	1,181,228
Other receivables		(266,910)	(183,198)
Trade payables		639,692	1,186,210
Taxes payable		264,122	(307,323)
Leniency agreement		(358,459)	(317,867)
Sundry provisions		(287,493)	(211,033)
Geological event in Alagoas	24	(1,308,433)	(1,308,374)
Other payables		(252,524)	(899,812)
Cash generated from operations		**1,359,856**	**5,620,204**
Interest paid		(1,697,686)	(1,401,546)
Income taxes paid		(484,637)	(513,442)
Net cash (used) generated from operating activities		**(822,467)**	**3,705,216**
Proceeds from the sale of fixed and intangible assets		35,140	572
Proceeds from sale of non-controlling interests	1	316,027	
Dividends received		6,041	2,947
Acquisition of subsidiary		(78,029)	(55,743)
Acquisitions to property, plant and equipment and intangible assets		(2,072,548)	(1,807,094)
Net cash used in investing activities		**(1,793,369)**	**(1,859,318)**
Short-term and Long-term debt	17		
Issued		6,129,366	4,147,345
Payments		(1,851,817)	(2,902,902)
Braskem Idesa borrowings	17		
Payments		(64,098)	(46,818)
Loan payment to non-controlling shareholders of Braskem Idesa	17		(34,122)
Lease	13(b)	(561,060)	(377,308)
Dividends paid	17	(2,794)	(1,350,220)
Resources from non-controlling capital contributions	1	128,780	
Net cash generated (used) in financing activities		**3,778,377**	**(564,025)**
Exchange variation on cash of foreign subsidiaries		(388,847)	(434,814)
Increase in cash and cash equivalents		**773,694**	**847,059**
Represented by			
Cash and cash equivalents at the beginning of the period		12,466,474	8,680,686
Cash and cash equivalents at the end of the period		13,240,168	9,527,745
Increase in cash and cash equivalents		**773,694**	**847,059**

The notes are an integral part of the unaudited condensed consolidated interim financial statements.

Summary of Notes

All amounts in thousands Reais, unless otherwise stated

1 Operations

Braskem S.A. is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries (hereinafter "Braskem" or "Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem also is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and natural gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of subsidiary Braskem Idesa ("BI")

On June 14, 2022, Braskem Idesa signed agreements with Advario B.V. ("Advario") to sell 50% of the capital stock of Terminal Química Puerto México ("Terminal Química"), the subsidiary of Braskem Idesa which has the purpose to develop and operate the ethane import terminal project in Mexico. In March 2023, the conditions for the conclusion of the agreement were met and Advario made the payment of R$316 million to Braskem Idesa related to the sale of a non-controlling interest in Terminal Química. Braskem Idesa maintains control over Terminal Química due to its power over relevant activities of the subsidiary, exposure to variable returns and its ability to influence the economic result of operations. In addition, in the period ended June 30, 2023, Advario and Braskem Idesa made a capital contribution of R$129 million each.

All amounts in thousands Reais, unless otherwise stated

2 Basis of preparation

The unaudited condensed consolidated interim financial statements ("interim financial statements") were prepared and are presented in accordance with the IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). These interim financial statements should be read together with the consolidated financial statements of the Company for the year ended December 31, 2022 prepared according to International Financial Reporting Standards, as issued by IASB, which were issued on April 24, 2023.

These interim financial statements are presented in Brazilian Real, which is the Parent Company's functional currency. All amounts have been rounded to the nearest thousand unless stated otherwise.

The same accounting policies were applied in these interim financial statements as those applied in the preparation of the Company's annual financial statements related to the year ended December 31, 2022.

The judgments and assumptions made by management in the use of estimates for preparing these interim financial statements did not differ significantly from those described in the financial statements as of December 31, 2022.

The issue of these interim financial statements was authorized by the Executive Board on September 04, 2023.

All amounts in thousands Reais, unless otherwise stated

The interim financial statements include the interim financial statements of Braskem S.A. and the following entities:

			Total and voting interest (%)	
		Headquarter	June 30, 2023	December 31, 2022
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100	100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100	100
Braskem Finance Limited ("Braskem Finance")		Cayman	100	100
Braskem Green S.A.		Brazil	100	100
Braskem Ventures Ltda. ("Braskem Ventures")		Brazil	100	100
Cetrel S.A. ("Cetrel")		Brazil	63.7	63.7
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.7	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	100	100
Wise Plásticos Ltda ("Wise")	(i)	Brazil	61.1	
LSK Tecnologia e Logística S.A. ("LSK Tecnologia")	(ii)	Brasil	100	
Zaya Holding Ltda. ("Zaya Holding")	(ii)	Brazil	100	
Babel Holding Ltda. ("Babel")	(ii)	Brazil	100	
Builder Brasil Ltda. ("Builder Brasil")		Brazil	100	100
Builder USA LLC. ("Builder USA")		USA	100	100
Braskem America Finance Company ("Braskem America Finance")		USA	100	100
Braskem America, Inc. ("Braskem America")		USA	100	100
AM Solutions Corporation ("AM Solutions")	(ii)	USA	100	
Braskem India Private Limited ("Braskem India")		India	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands	100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands	100	100
ER Plastics B.V. ("ER Plastics")		Netherlands	60	60
B&TC B.V. ("B&TC")		Netherlands	60	60
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100
Terminal Química Puerto México ("Terminal Química")	(iii)	Mexico	37.5	75
Special Purpose Entities				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Jupiter")		Brazil	100	100
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100	100

(i) In February 2023, Braskem acquired a 61.1% ownership interest in Wise, a Brazilian company engaged in mechanical recycling.

(ii) Entities incorporated in 2023. These entities together with Braskem Ventures, Builder Brasil and Builder USA are part of the Oxygea business, whose purpose is to foster the creation and development of new business initiatives.

(iii) In March 2023, Braskem Idesa sold a 50% interest in Terminal Química (note 1).

All amounts in thousands Reais, unless otherwise stated

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

	Functional currency
Braskem Alemanha, B&TC e ER Plastics	Euro
Am Solutions Corporation, BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom, Braskem Holanda Green, Terminal Química and Builder USA.	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem Índia	Rupee

3 New accounting standards and amendments applicable in the current year

The following changes and amendments of accounting standards became effective on January 1, 2023:

- Definition of accounting estimates (amendments to IAS 8).

- Definition of materiality for disclosure of accounting policies (amendments to IFRS Practice Statement 2).

- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to IAS 12).

- IFRS 17 Insurance Contracts

- International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12.

Adoption of the amendments did not have any material impact on the disclosures or amounts presented in these interim financial statements.

4 Cash and cash equivalents

		June 30, 2023	December 31, 2022
Cash			
Domestic market		1,333,213	517,236
Foreign market	(i)	5,111,969	5,556,972
Cash equivalents			
Domestic market		3,550,697	3,684,999
Foreign market	(i)	3,244,289	2,707,267
Total		**13,240,168**	**12,466,474**

(i) On June 30, 2023, it includes R$752,807 of cash and R$725,674 of cash equivalents (2022: R$931,991 of cash and R$1,252,341 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company.

Cash equivalents are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

All amounts in thousands Reais, unless otherwise stated

5 Financial investments

		June 30, 2023	December 31, 2022
Fair value through profit or loss			
LFT´s and LF´s	(i)	1,968,129	1,789,375
Restricted funds investments	(ii)	234,446	305,485
Other		159,228	217,771
Total		**2,361,803**	**2,312,631**
Current assets		2,340,064	2,295,497
Non-current assets		21,739	17,134
Total		**2,361,803**	**2,312,631**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions.

(ii) Includes the following amounts: R$170,749 (2022: R$175,153) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 24.1(i)); and R$63,697 (2022: R$130,332) of balance associated with compliance with the contractual obligations of the debentures and borrowings, see Note 15(e).

In the period ended June 30, 2023, financial investments and cash equivalents (Note 4) in Brazilian R$ had average yield of 100.45% of the Interbank Certificate of Deposit ("CDI") rate p.a. (June 30, 2022: 102.78%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 5.11% p.a. (June 30, 2022: 0.58% p.a.).

All amounts in thousands Reais, unless otherwise stated

6 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the carrying value of the trade accounts receivable approximates their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of June 30, 2023, the amount of trade accounts receivable transferred and derecognized maturing after June 30, 2023 was R$4.4 billion (December 31, 2022: R$3.5 billion).

Losses recognized at the date of transfer of trade accounts receivable mentioned above was R$69 million (June 30, 2022: R$53 million), recorded under financial expenses.

	Note	June 30, 2023	December 31, 2022
Domestic market			
Third parties		1,572,438	1,533,675
Related parties	8	12,070	13,791
		1,584,508	1,547,466
Foreign market			
Third parties		1,594,426	1,796,559
		1,594,426	1,796,559
Expected credit losses		(122,223)	(112,091)
Total		**3,056,711**	**3,231,934**

7 Inventories

	June 30, 2023	December 31, 2022
Finished goods	7,632,873	8,558,025
Semi-finished goods	450,626	663,182
Raw materials, production inputs and packaging	2,625,019	2,747,525
Maintenance materials	919,974	869,953
Advances to suppliers	239,615	124,285
Imports in transit	1,116,455	1,067,094
Total	**12,984,562**	**14,030,064**

All amounts in thousands Reais, unless otherwise stated

8 Related parties

	Balances at June 30, 2023				Balances at December 31, 2022			
Statement of financial position	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		3,954	8,116	12,070		11,924	1,867	13,791
Inventories (advance to suppliers)		62,285		62,285		61,428		61,428
Dividends and interest on capital							4,296	4,296
Other receivables		287		287	11,348	287		11,635
Non-current								
Other receivables			28,399	28,399		5,657		5,657
Total assets		**66,526**	**36,515**	**103,041**	**11,348**	**79,296**	**6,163**	**96,807**
Liabilities								
Current								
Trade payables	84,690	968,668	13,444	1,066,802	126,014	137,764	14,189	277,967
Other payables	3	242,327	314	242,644	4	233,133	314	233,451
Non-current								
Trade payables					3,069			3,069
Loan from non-controlling shareholders of Braskem Idesa			2,356,310	2,356,310			2,498,093	2,498,093
Total liabilities	**84,693**	**1,210,995**	**2,370,068**	**3,665,756**	**129,087**	**370,897**	**2,512,596**	**3,012,580**

	Six-month period ended June 30, 2023				Six-month period ended June 30, 2022			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions								
Sales of products		87,595	196,076	283,671		102,109	246,479	348,588
Purchases of raw materials, finished goods services and utilities	(153,004)	(8,260,130)	(59,011)	(8,472,145)	(137,274)	(13,999,409)	(16,652)	(14,153,335)
Financial income (expenses), net		(8)	(332,318)	(332,326)	(17)	(35)	(20,873)	(20,925)
General and administrative expenses			(38,516)	(38,516)			(22,142)	(22,142)
Other income (expenses)	(11,348)	(124)		(11,472)		(53,056)		(53,056)

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A and Vexty.

All amounts in thousands Reais, unless otherwise stated

(b) Compensation of key management personnel

Statement of profit or loss for the six-month period	June 30, 2023	June 30, 2022
Remuneration		
Wages and recurring benefits	27,683	25,236
Short-term variable compensation	10,886	20,208
Post-employment benefit	673	1,110
Long term incentive plan	7,617	4,795
Total	**46,859**	**51,349**

9 Taxes recoverable

	June 30, 2023	December 31, 2022
Parent Company and subsidiaries in Brazil		
Value-added tax on sales and services ("ICMS")	494,851	410,138
ICMS - credits from Property, plant and equipment (PP&E)	310,818	302,940
Social integration program ("PIS") and social contribution on revenue ("Cofins")	470,388	560,002
PIS and Cofins - credits from PP&E	607,583	546,427
Special regime for reinstatement of tax amounts for exporting companies ("Reintegra")	14,705	20,504
Federal tax credits	17,778	153,960
Other	73,208	68,514
Foreign subsidiaries		
Value-added tax ("IVA")	682,236	579,672
Other	127,153	131,867
Total	**2,798,720**	**2,774,024**
Current assets	1,249,818	1,156,355
Non-current assets	1,548,902	1,617,669
Total	**2,798,720**	**2,774,024**

All amounts in thousands Reais, unless otherwise stated

10 Investments

(a) Information on investments

		Net profit (loss) for the six-month period		Equity	
		June 30, 2023	June 30, 2022	June 30, 2023	December 31, 2022
Jointly-controlled investment					
Refinaria de Petróleo Riograndense S.A.		23,821	59,381	130,810	110,040
Bioglycols LLC	(i)	(6,787)		69,122	80,757
Associate					
Borealis Brasil S.A.		33,433	17,944	277,506	252,053

(i) Entity incorporated in 2022.

(b) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which has a significant non-controlling interest. The amounts disclosed do not consider the eliminations between the Companies:

	Braskem Idesa Consolidated (i)	
Statements of financial position	**June 30, 2023**	**December 31, 2022**
Current assets	3,134,865	3,685,029
Non-current assets	15,962,982	16,107,512
Total assets	**19,097,847**	**19,792,541**
Current liabilities	1,777,181	2,427,490
Non-current liabilities	20,805,983	22,069,528
Total liabilities	**22,583,164**	**24,497,018**
Shareholders' equity	**(3,485,317)**	**(4,704,477)**
Total liabilities and shareholders' equity	**19,097,847**	**19,792,541**
Statement of profit or loss	**June 30, 2023**	**June 30, 2022**
Net revenue	2,394,531	3,453,293
Net profit (loss) for the period	(151,692)	79,332
Statement of cash flows		
Net cash (used) generated from operating activities	(587,309)	761,591
Net cash used in investing activities	(118,002)	(238,895)
Net cash used in financing activities	(83,769)	(105,984)
Exchange variation on cash of foreign subsidiaries	83,229	(70,252)
(Decrease) increase in cash and cash equivalents	**(705,851)**	**346,460**

(i) Consolidation of Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química.

All amounts in thousands Reais, unless otherwise stated

11 Property, plant and equipment

	June 30, 2023			December 31, 2022		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	658,232		658,232	667,845		667,845
Buildings and improvements	8,908,941	(3,766,694)	5,142,247	8,526,704	(3,561,627)	4,965,077
Machinery, Equipment and Facilities	59,949,934	(35,132,791)	24,817,143	58,708,355	(33,373,492)	25,334,863
Projects and stoppage in progress	6,667,381		6,667,381	6,307,797	(40,095)	6,267,702
Other	2,416,114	(1,773,979)	642,135	2,318,854	(1,791,045)	527,809
Total	**78,600,602**	**(40,673,463)**	**37,927,139**	**76,529,554**	**(38,766,259)**	**37,763,295**

a. The acquisitions in the six-month period ended on June 30, 2023 amounted to R$ 1,887,431 (June 30, 2022 : R$ 1,867,653), are mainly related to the stoppage in the industrial plants.

b. No events indicated that the carrying amount exceeds its recoverable amount as of June 30, 2023.

12 Intangible assets

	June 30, 2023			December 31, 2022		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	3,277,485	(1,129,467)	2,148,018	3,216,080	(1,128,804)	2,087,276
Brands and patents	573,767	(247,649)	326,118	564,258	(243,272)	320,986
Software licenses	1,277,863	(847,883)	429,980	1,252,373	(820,434)	431,939
Customers and Suppliers Agreements	464,864	(290,223)	174,642	460,150	(278,207)	181,943
Total	**5,593,980**	**(2,515,222)**	**3,078,757**	**5,492,861**	**(2,470,717)**	**3,022,144**

No events indicated that the carrying amount exceeds its recoverable amount as of June 30, 2023.

All amounts in thousands Reais, unless otherwise stated

13 Right-of-use assets and lease liability

(a) Right-of-use assets

	June 30, 2023			December 31, 2022		
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Rail cars	1,475,436	(664,613)	810,823	1,538,765	(712,569)	826,196
Machinery and equipment	2,453,929	(1,031,048)	1,422,881	2,378,851	(776,197)	1,602,654
Vessels	1,906,594	(850,993)	1,055,601	1,966,827	(846,555)	1,120,272
Buildings and constructions	516,369	(239,938)	276,431	494,459	(202,639)	291,820
Vehicles	146,193	(56,749)	89,444	144,834	(38,836)	105,998
Computer equipment and goods	17,938	(9,592)	8,346	20,781	(14,734)	6,047
Total	**6,516,459**	**(2,852,933)**	**3,663,526**	**6,544,517**	**(2,591,530)**	**3,952,987**

(b) Lease liability

	June 30, 2023	June 30, 2022
Balance at the beginning of the period	**4,240,530**	**3,156,414**
New agreements	296,966	863,883
Disposals	(6,755)	(1,389)
Interests and monetary and exchange variations, net	(38,223)	87,803
Currency translation adjustments	(97,019)	(82,886)
Payments	(561,060)	(377,308)
Interest paid	(118,520)	(86,061)
Balance at the end of the period	**3,715,919**	**3,560,456**
Current liability	845,422	695,969
Non-current liability	2,870,497	2,864,487
Total	**3,715,919**	**3,560,456**

The net effect of additions and disposals of leasing that did not affect the cash flow in the period ended June 30, 2023 was: R$174,316 (R$848,930 in the period ended June 30, 2022).

14 Trade payables

All amounts in thousands Reais, unless otherwise stated

	Note	June 30, 2023	December 31, 2022
Trade payables:			
Domestic market			
Third parties		1,111,278	1,748,853
Third parties (forfait)	(i)	814,104	682,396
Total Third parties		1,925,382	2,431,249
Related parties		323,944	196,440
Related parties (forfait)	(i)	742,858	81,527
Total Related parties	8	1,066,802	277,967
Foreign market	(ii)		
Third parties		8,971,088	9,540,635
		11,963,272	**12,249,851**
Current liabilities		11,963,272	12,246,782
Non-current liabilities			3,069
Total		**11,963,272**	**12,249,851**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Includes R$6.0 billion (2022: R$5.8 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

All amounts in thousands Reais, unless otherwise stated

15 Borrowings and debentures

(a) Borrowings and debentures

		Currency and anual stated interest rates (%)	June 30, 2023	December 31, 2022
Foreign currency				
Bonds		Note 15 (c)	27,623,938	26,124,158
Export prepayment and export credit notes	(i)	US$ exchange variation + quartely Term SOFR + 1.78	1,398,968	1,514,651
Export prepayments	(ii)	US$ exchange variation + monthly Term SOFR + 0.80	483,587	
Other		Note 15 (d)	3,319,525	3,880,165
Transactions costs			(424,042)	(453,532)
			32,401,976	**31,065,442**
Current liabilities			1,688,674	1,177,144
Non-current liabilities			30,713,302	29,888,298
Total			**32,401,976**	**31,065,442**
Local currency				
Debentures		Note 15 (e)	3,943,301	3,925,673
BNDES		IPCA + 6.04	362,303	386,534
Export credit notes		100% of CDI + 1.30	348,172	348,885
Note of rural product (CPR)	(iii)	100% of CDI + 1.60	482,747	
Other fixed interest loans		Interest between 3.5 and 11.32	20,437	18,671
Other variable interest loans - IPCA		IPCA + interest between 2.39 and 2.78	2,976	3,525
Other variable interest loans - CDI		100% do CDI + interest between 3.10 and 4.50	3,001	
Transactions costs			(30,997)	(31,995)
			5,131,940	**4,651,293**
Current liabilities			230,911	205,207
Non-current liabilities			4,901,029	4,446,086
Total			**5,131,940**	**4,651,293**
Foreign currency and local currency				
Current liabilities			1,919,585	1,382,351
Non-current liabilities			35,614,331	34,334,384
Total			**37,533,916**	**35,716,735**

(i) Maturity in January 2027.

(ii) Maturity in January 2024.

(iii) Maturity in June 2026.

All amounts in thousands Reais, unless otherwise stated

(b) Payment schedule

The maturity profile of the long-term borrowings is as follows:

	June 30, 2023	December 31, 2022
2024	307,104	2,202,174
2025	579,308	627,802
2026	1,014,247	581,625
2027	2,198,508	2,356,678
2028	6,791,597	7,281,841
2029	2,878,249	2,888,176
2030	7,502,609	8,109,018
2031	212,825	220,021
2032	104,311	113,416
2033	4,814,296	
2034 and thereafter	9,211,277	9,953,633
Total	**35,614,331**	**34,334,384**

(c) Bonds

Issue date		Maturity	Interest (% per year)	June 30, 2023	December 31, 2022
Jul-2011 and jul-2012		Jul-2041	7.125	2,812,357	3,044,911
Feb-2014 and may-2014	(i)	Feb-2024	6.450		1,588,729
Oct-2017		Jan-2028	4.500	5,772,042	6,249,333
Nov-2019		Jan-2030	4.500	7,329,973	7,936,089
Nov-2019		Jan-2050	5.875	3,702,877	4,009,069
Jul-2020	(ii)	Jan-2081	8.500	3,053,555	3,296,027
Feb-2023		Feb-2033	7.250	4,953,134	
Total				**27,623,938**	**26,124,158**

(i) Prepayment made in February 2023.

(ii) The bond can be repaid by the Company at par value, with the first payment in January 2026 and the other payments after each period of 5 years as from the first payment.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds. Except for the bond issued in July 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem's current or future senior debts.

All amounts in thousands Reais, unless otherwise stated

(d) Others

Issue date		Maturity	Currency and anual stated interest rates (%)	June 30, 2023	December 31, 2022
sep-2017 to aug-2020	(i)	mar-2027 to fev-2031	Us dollar exchange variation + semianual Term SOFR + 1.17 to 1.97	2,443,672	2,843,277
apr-2019	(ii)	apr-2026	Us dollar exchange variation + semianual Term SOFR (-) 0.65	157,372	197,209
jul-2018	(iii)	dec-2028	Us dollar exchange variation + semianual Term SOFR + 0.92	641,371	757,832
aug-2020	(iv)	aug-2028 to jun-2029	Euro exchange variation + interest between 2.40 and 7.41	74,569	79,698
nov-2020	(iv)	no maturity	Euro exchange variation + monthly Euribor + 4.10	2,003	2,149
jul-2022		jul-2024	Euro exchange variation + 4.0	538	
Total				3,319,525	3,880,165

(i) Credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem.

(ii) Credit facility contracted by Braskem S.A. with a term of 7 years and guarantee of its own assets.

(iii) Credit facility contracted by the subsidiary Braskem America, secured by Euler Hermes, the German export credit agency.

(iv) Credit facility contracted by the indirect subsidiary ER Plastics B.V., with guarantee of its own assets and of Braskem in the proportion of its ownership interest.

In June 2023, the semiannual LIBOR rate was discontinued. Therefore, Braskem and its subsidiaries renegotiated the debts pegged to such rate, replacing it with the semiannual Term SOFR rate, which is based on the daily Secured Overnight Financing Rate (“SOFR”), with spread adjustments for equivalence of transaction costs.

The Company does not expect any material impact on the cash flows of these transactions, and the rates presented in this document already reflect the cost of the transactions whose negotiations were concluded by June 30, 2023.

(e) Debentures

Issue date		Issuer	Series	Maturity	Annual intereste rates (%)	June 30, 2023	December 31, 2022
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6.00	88,426	109,877
sep-2013	(i)	Cetrel	Only	sep-2025	126.5% of CDI	28,314	34,604
jan-2022	(ii)	Braskem	1ª	dec-2028	IPCA + 5.54	637,524	616,025
jan-2022	(ii)	Braskem	2ª	dec-2031	IPCA + 5.57	152,514	147,371
may-2022		Braskem	1ª	may-2029	CDI + 1.75	771,355	770,910
may-2022		Braskem	2ª	may-2032	CDI + 2.00	249,116	248,970
aug-2022	(iii)	Braskem	Only	aug-2029	CDI + 1.75	789,523	786,770
nov-2022		Braskem	1ª	nov-2029	CDI + 1.70	1,128,117	1,113,987
nov-2022		Braskem	2ª	nov-2032	CDI + 1.95	98,412	97,159
						3,943,301	3,925,673

(i) These debentures were secured by mandatory deposits as disclosed in Note 5.

(ii) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(iii) Debentures converted into unsecured in March 2023, as provided for in the issue documents.

All amounts in thousands Reais, unless otherwise stated

16 Braskem Idesa borrowings

Identification		Maturity	Currency and anual stated interest rates (%)		June 30, 2023	December 31, 2022
Bonds						
Bond I		nov-2029	Us dollar exchange variation + 7.45	(a)	4,359,266	4,690,619
Bond II	(i)	feb-2032	Us dollar exchange variation +6.99	(a)	5,904,087	6,352,864
					10,263,353	11,043,483
Others	(ii)	Oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25	(b)	620,585	734,837
Transactions costs					(398,777)	(408,002)
Total					10,485,161	11,370,318
Current liabilities					740,493	868,635
Non-current liabilities					9,744,668	10,501,683
Total					10,485,161	11,370,318

(a) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond.

(b) Braskem Idesa granted fixed assets and other rights (such as shares and receivables) as collateral.

(i) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met.

(ii) Regarding this financing, on June 29, 2023 Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 31, 2024. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not cover at least 12 months, the entire balance, in the amount of R$551,444, was classified as current liabilities on June 30, 2023 (December 31, 2022: R$649,560).

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a position of cash and cash equivalents of R$1,478,481 as of June 30, 2023 (December 31, 2022: R$2,184,332).

The amount of the financings with maturities in the long term are as follows:

	June 30, 2023	December 31, 2022
2029	4,020,026	4,337,567
2032	5,724,642	6,164,116
Total	**9,744,668**	**10,501,683**

All amounts in thousands Reais, unless otherwise stated

17 Reconciliation of financing activities in the statement of cash flow

	Borrowings and debemtures	Braskem Idesa borrowings	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2022	**35,716,735**	**11,370,318**	**2,498,093**	**4,240,530**	**11,007**
Issued	6,129,366				
Payments	(1,851,817)	(64,098)		(561,060)	(2,794)
Cash used in financing activities	**4,277,549**	**(64,098)**		**(561,060)**	**(2,794)**
Other changes					
Interest paid	(1,162,698)	(416,468)		(118,520)	
Interest and monetary and exchange variations, net	964,249	(1,005,420)	(252,713)	(38,223)	
VAT on loan			(12,383)		
Lease contracts				296,966	
Disposal				(6,755)	
Addition by company acquisition	28,117				
Currency translation adjustments	(2,290,036)	600,829	123,313	(97,019)	
Additional dividends of subsidiary					5,422
	(2,460,368)	**(821,059)**	**(141,783)**	**36,449**	**5,422**
Balances at June 30, 2023	**37,533,916**	**10,485,161**	**2,356,310**	**3,715,919**	**13,635**
Current	1,919,585	740,493		845,422	13,635
Non Current	35,614,331	9,744,668	2,356,310	2,870,497	
Total	**37,533,916**	**10,485,161**	**2,356,310**	**3,715,919**	**13,635**

	Borrowings and debentures	Braskem Idesa financing	Loan to non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**35,094,178**	**12,311,535**	**3,646,538**	**3,156,414**	**10,538**
Issued	4,147,345				
Payments	(2,902,902)	(46,818)	(34,122)	(377,308)	(1,350,220)
Cash used in financing activities	**1,244,443**	**(46,818)**	**(34,122)**	**(377,308)**	**(1,350,220)**
Other changes					
Interest paid	(966,510)	(332,763)	(16,212)	(86,061)	
Interest and monetary and exchange variations, net	655,579	97,448	(17,605)	87,803	
VAT on loan			(11,030)		
Lease contracts				863,883	
Disposal				(1,389)	
Currency translation adjustments	(1,720,706)	(590,188)	(161,999)	(82,886)	
Mandatory minimum dividends					1,350,000
Additional dividends of subsidiary					1,236
Other					402
	(2,031,637)	**(825,503)**	**(206,846)**	**781,350**	**1,351,638**
Balances at June 30, 2022	**34,306,984**	**11,439,214**	**3,405,570**	**3,560,456**	**11,956**
Current	1,814,984	152,646		695,969	11,956
Non Current	32,492,000	11,286,568	3,405,570	2,864,487	
Total	**34,306,984**	**11,439,214**	**3,405,570**	**3,560,456**	**11,956**

All amounts in thousands Reais, unless otherwise stated

18 Financial instruments

18.1 Non-derivative financial instruments and other liabilities

	Note	Classification by category	Fair value hierarchy	Book value June 30, 2023	Book value December 31, 2022	Fair value June 30, 2023	Fair value December 31, 2022
Cash and banks		Amortized cost		6,445,182	6,074,208	6,445,182	6,074,208
Financial investments		Fair value through profit or loss	Level 2	6,794,986	6,392,266	6,794,986	6,392,266
Cash and cash equivalents	4			**13,240,168**	**12,466,474**	**13,240,168**	**12,466,474**
LFT´s and LF´s		Fair value through profit or loss	Level 2	1,968,129	1,789,375	1,968,129	1,789,375
Other		Fair value through profit or loss	Level 2	393,674	523,256	393,674	523,256
Financial investments	5			**2,361,803**	**2,312,631**	**2,361,803**	**2,312,631**
Trade accounts receivable	6	Amortized cost		**3,007,500**	**3,199,223**	**3,007,500**	**3,199,223**
	6	Fair value through other comprehensive income	Level 2	**49,211**	**32,711**	**49,211**	**32,711**
Trade payables	14	Amortized cost		**11,963,272**	**12,249,851**	**11,963,272**	**12,249,851**
Foreign currency - Bond		Amortized cost	Level 1	27,623,938	26,124,158	25,271,655	23,165,942
Foreign currency - other		Amortized cost	Level 2	5,202,080	5,394,816	5,715,088	5,329,174
Local currency		Amortized cost	Level 2	5,162,937	4,683,288	6,901,501	5,127,672
Borrowings and debentures	15			**37,988,955**	**36,202,262**	**37,888,244**	**33,622,788**
Bond	16	Amortized cost	Level 1	10,263,353	11,043,483	6,790,000	8,301,948
Others	16	Amortized cost	Level 2	620,585	734,837	825,745	796,510
Braskem Idesa borrowings	16			**10,883,938**	**11,778,320**	**7,615,745**	**9,098,458**
Loan from non-controlling shareholder of Braskem Idesa	8(a)	Amortized cost	Level 2	**2,356,310**	**2,498,093**	**2,208,606**	**2,290,108**
Leniency agreement	23	Amortized cost		**581,669**	**903,140**	**581,669**	**903,140**

18.2 Derivative financial instruments

Identification	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Net (Asset)/ Liability December 31, 2022	Change in fair value	Financial settlement	Net (Asset)/ Liability June 30, 2023
Non-hedge accounting transactions						
Braskem Holanda - Swap Naphtha/Gasoline	Gasoline	Naphtha	(15,995)	40,434	(18,132)	6,307
			(15,995)	**40,434**	**(18,132)**	**6,307**
Hedge accounting transactions						
Braskem S.A. - Dollar call and put options	Real	Dollar	(65,370)	(55,982)	1,859	(119,493)
Braskem S.A. - Dollar swap CDI	Real	Dollar+Fixed rates	151,713	(80,754)	(96,501)	(25,542)
Braskem S.A. - Swap CRA	Real	Dollar+Fixed rates	(22,712)	(129,711)	8,606	(143,817)
			63,631	**(266,447)**	**(86,036)**	**(288,852)**
Derivatives						
Assets						
Current assets			157,906			269,543
Non-current assets			71,544			148,087
Total			229,450			417,630
Liabilities						
Current liabilities			195,169			134,873
Non-current liabilities			81,917			212
Non-current liabilities			277,086			135,085
Net (Asset) / Liability			**47,636**			**(282,545)**

All amounts in thousands Reais, unless otherwise stated

The fair value hierarchy of derivative financial instruments is level 2.

(a) Hedge accounting transactions

(a.i) Dollar call and put options

On June 30, 2023, the Company holds a total notional amount of put options of US$1.87 billion (R$9 billion), with an average strike price of 4.65 R$/US$ and notional amount of call options of US$1.26 billion (R$6 billion), with an average strike price of 6.90 R$/US$. The operations have a maximum term of 18 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

(a.ii) Dollar swaps

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 6 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result only upon the maturity of each installment.

(a.iii) US Dollar Swap - CRA

In 2022, the Company contracted foreign exchange derivative operations with semiannual maturities for the next 10 years as from March 2022. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives, and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the fair value adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial result upon the realization of each of the hedge objects.

Identification	Total nominal value R$	Hedge (interest rate per year)	Maturity	Fair value, net June 30, 2023	Fair value, net December 31, 2022
Swaps CRA	600,218	3.5388%	dec-2028	109,754	12,603
Swaps CRA	141,298	3.3742%	dec-2031	34,063	10,109
Total	**741,516**			**143,817**	**22,712**

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in dollar – Braskem S.A.

On June 30, 2023, the exports that were designated not yet realized and not discontinued, and the maturities of designated financial liabilities are shown below:

All amounts in thousands Reais, unless otherwise stated

	Total nominal value	
	US$	R$
2024	175,000	843,360
2025	800,000	3,855,360
2028	1,250,000	6,024,000
2029	500,000	2,409,600
2030	800,000	3,855,360
2031	800,000	3,855,360
2032	600,000	2,891,520
	4,925,000	**23,734,560**

In the period ended June 30, 2023, there were the following discontinuations:

			US$
	December 31, 2022	Hedge discontinued	June 30, 2023
Designated balance	5,238,854	(313,854)	4,925,000

			R$
	December 31, 2022	Hedge discontinued	June 30, 2023
Designated balance	27,334,769	(3,600,209)	23,734,560

The following table provides the accumulated balance of discontinued hedge accounting as of June 30, 2023, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value R$
Hedge discontinued - From third to fourth quarter 2023	400,000	2.0017	4.5610	1,023,700
Hedge discontinued - From first to fourth quarter 2024	513,854	2.0017	5.5466	1,821,547
Hedge discontinued - From fourth quarter 2032	200,000	4.0213	5.2177	239,280
	1,113,854			**3,084,527**

The following table provides the balances of exchange variation recognized in the Company's financial income (expenses) due to the realization of exports designated for this hedge in the six-month period ended June 30, 2023:

All amounts in thousands Reais, unless otherwise stated

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value R$
First quarter	168,372	2.0017	3.9786	332,855
Second quarter	150,000	2.0017	3.9786	296,534
	318,372			**629,389**

The changes in foreign exchange variation and income taxes under other comprehensive income of this hedge are as follows:

	Exchange variation	Income taxes	Net effect
Balances at December 31, 2022	**(9,981,261)**	**3,393,628**	**(6,587,633)**
Exchange variation for the period, net of taxes	1,963,740	(667,672)	1,296,068
Exchange variation transferred to income, net of taxes	629,389	(213,992)	415,397
Balances at June 30, 2023	**(7,388,132)**	**2,511,964**	**(4,876,168)**

All amounts in thousands Reais, unless otherwise stated

(a.ii) Future sales in USD – Braskem Idesa

As of June 30, 2023, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

	Total nominal value	
	US$	R$
2024	22,000	106,022
2025	22,500	108,432
2026	307,500	1,481,904
2027	225,000	1,084,320
2028	525,000	2,530,080
2029	525,000	2,530,080
2030	300,000	1,445,760
2031	300,000	1,445,760
	2,227,000	10,732,358

The following table provides the accumulated balance of discontinued hedge accounting as of June 30, 2023, which is recorded in Braskem Idesa's OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

Discontinuation in:	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value - R$
Hedge discontinued in May, 2016	9,132	13.4541	17.9915	41,436	11,648
Hedge discontinued in December, 2019	511,152	13.6666	19.6113	3,038,646	854,163
Hedge discontinued in December, 2019	19,311	13.4541	19.3247	113,367	31,868
Hedge discontinued in February, 2020	546	13.4541	18.5712	2,794	785
Hedge discontinued in October ,2021	968,136	13.6608	20.3587	6,484,499	1,822,793
Hedge discontinued in May ,2022	10,000	20.3587	20.3172	(415)	(117)
Hedge discontinued in January ,2023	13,000	20.3587	18.7493	(20,922)	(5,881)
	1,531,277			9,659,404	2,715,259

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for hedge accounting over the course of the six-month period ended June 30, 2023:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value - R$
First quarter	80,594	13.6512	20.1269	521,903	150,854
Second quarter	78,844	13.6521	20.1222	510,129	143,333
	159,438			1,032,031	294,187

The changes in foreign exchange variation in other comprehensive income are as follows:

All amounts in thousands Reais, unless otherwise stated

	Exchange variation	Income taxes	Net effect
Balances at December 31, 2022	**(1,107,831)**	**333,088**	**(774,743)**
Exchange variation for the period, net of taxes	1,419,078	(425,723)	993,355
Exchange variation transferred to income, net of taxes	294,187	(88,256)	205,931
Balances at June 30, 2023	**605,434**	**(180,891)**	**424,543**

18.4 Credit quality of financial assets

(a) Trade accounts receivable

Many of the Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

		(%)	
		June 30, 2023	December 31, 2022
Minimal Risk		68.88	72.15
Low Risk		22.92	21.65
Medium Risk		3.58	3.36
High Risk		4.41	2.56
Very High Risk	(i)	0.21	0.28

(i) Clients in this group that are still active purchase from Braskem and pay in advance.

For the export market, approximately 91% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 34% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy:

All amounts in thousands Reais, unless otherwise stated

		June 30, 2023			December 31, 2022		
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk assessment							
AAA		5,341,402	4,156,604	9,498,006	5,130,140	2,420,741	7,550,881
AA+		102,706		102,706	162,650		162,650
AA		286,951	425,651	712,602	289,574	107,545	397,119
AA-		33,065		33,065	149,178		149,178
A+			2,805,758	2,805,758	3,423	4,459,700	4,463,123
A		4,676	1,328,843	1,333,519	57,650	1,392,854	1,450,504
A-		780	996,102	996,882		387,478	387,478
BBB+			347	347	118	375	493
BBB			50	50	788	52,389	53,177
BB-			60	60		7	7
		5,769,580	9,713,415	15,482,995	5,793,521	8,821,089	14,614,610
Financial assets without risk assessment							
Other financial assets with no risk assessment	(i)	72,266	46,710	118,976	83,070	81,425	164,495
		72,266	46,710	118,976	83,070	81,425	164,495
Total		**5,841,846**	**9,760,125**	**15,601,971**	**5,876,591**	**8,902,514**	**14,779,105**

(i) Investments approved by the Management, in accordance with the Financial Policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On June 30, 2023, the main risks that can affect the value of Company's financial instruments are:

- US$/R$ exchange rate;
- IPCA inflation rate;
- Selic and CDI interest rates;
- SOFR interest rate; and
- Euro/R$ exchange rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on fair value adjustment that could result in one month as from June 30, 2023, with a probability of 5%, and under normal market conditions, was estimated by the Company at R$122.7 million (US$25.4 million) for put options and call options (Note 18.2(a.i)), R$33.4 million (US$7 million) for the U.S. dollar swap (Note 18.2(a.ii)) and R$42.7 million (US$8.9 million) for the CRA swap.

All amounts in thousands Reais, unless otherwise stated

(c) Selection of scenarios

The Focus Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the U.S. dollar-Brazilian real exchange rate, the Selic interest rate and the CDI interest rate as at June 30, 2023.

According to the Market Readout, at the end of 2023, the U.S. dollar will remain at approximately R$5.00, while the Selic rate should reach 12.00% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR rate, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in June 2023, in comparison with the current level of the Federal Funds rate on June 30, 2023.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date June 30, 2023. Given the instability in the current economic scenario resulting from the conflict in Ukraine, interest rates and foreign exchange rates are affected daily. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable at the end of June 2023, according to the aforementioned.

All amounts in thousands Reais, unless otherwise stated

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

Instrument / Sensitivity		Exposure value as June 30, 2023	Probable (USDBRL 5)	Reasonably possible (USDBRL 5.44)	Gain (losses) Possible (USDBRL 6.69)
Brazilian real/U.S. dollar exchange rate					
Bonds		(37,887,292)	(1,421,402)	(4,908,961)	(14,726,882)
Export prepayments		(1,429,867)	(53,644)	(185,264)	(555,793)
Investments		(1,707,980)	(64,078)	(221,299)	(663,896)
SACE		(1,258,551)	(47,217)	(163,067)	(489,202)
Dollar call and put options	(i)	119,493	(85,075)	(164,304)	(594,142)
Dollar swap x CDI		25,542	(14,939)	(62,446)	(196,005)
MONFORTE		(157,372)	(5,904)	(20,390)	(61,171)
Nexi		(89,091)	(3,342)	(11,543)	(34,630)
Other		(621,122)	(23,302)	(80,477)	(241,432)
Financial investments abroad		8,281,644	310,699	1,073,032	3,219,095
Dollar swap x IPCA		143,816	(24,942)	(70,059)	(198,230)

Instrument / Sensitivity	Exposure value as June 30, 2023	Probable (12%)	Reasonably possible (17.37%)	Gain (losses) Possible (24.62%)
CDI interest rate				
Debentures	(3,064,837)	326,147	(771,602)	(2,775,597)
Financial investments in local currency	5,841,847	(93,059)	192,899	579,330

Instrument / Sensitivity	Exposure value as June 30, 2023	Probable (4.98%)	Reasonably possible (3.6%)	Gain (losses) Possible (4.48%)
IPCA interest rate				
Debentures	(88,426)	(2,895)	(698)	(2,100)
BNDES	(362,303)	(77,853)	(18,063)	(55,706)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(2,976)	(131)	(31)	(95)
CRA	(790,038)	(146,284)	(34,067)	(104,812)
Dollar swap x IPCA	143,816	18,734	(20,625)	7,391

Instrument / Sensitivity	Exposure value as June 30, 2023	Probable (5.27%)	Reasonably possible (11.48%)	Gain (losses) Possible (23.9%)
SOFR interest rate				
Export prepayments	(1,429,867)	(16,179)	(195,459)	(586,377)
Export credit notes	(482,110)	(6,373)	(76,995)	(230,986)
Transactions costs	344,056	5,701	68,872	206,615
Nexi	(89,091)	(1,735)	(20,959)	(62,876)
SACE	(1,258,551)	(21,161)	(255,635)	(766,906)
MONFORTE	(157,372)	(1,662)	(20,074)	(60,221)
Investments	(1,707,980)	(27,660)	(334,151)	(1,002,454)
Other	(620,584)	(7,317)	(88,395)	(265,186)

Instrument / Sensitivity	Exposure value as June 30, 2023	Probable (12%)	Reasonably possible (17.37%)	Gain (losses) Possible (24.62%)
Selic interest rate				
Leniency agreement	(581,669)	13,645	(28,688)	(87,772)

(i) The Company is in the short position of counterparty call.

All amounts in thousands Reais, unless otherwise stated

19 Taxes payable

	June 30, 2023	December 31, 2022
Brazil		
IPI	75,675	74,219
ICMS	252,932	218,179
PIS and Cofins	18,293	20,406
Other	123,170	103,549
Other countries		
Value-added tax	129,416	150,260
Tax on financial income	190,593	222,464
Total	**790,079**	**789,077**
Current liabilities	521,432	491,051
Non-current liabilities	268,647	298,026
Total	**790,079**	**789,077**

20 Income taxes

(a) Reconciliation of effective tax rate

		June 30, 2023	June 30, 2022
Profit (loss) before income taxes		**(1,335,403)**	**3,279,662**
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)		454,037	(1,115,085)
Permanent adjustments to income taxes calculation basis			
Equity in results of investees		3,774	9,018
Thin capitalization	(i)	(270,183)	(94,828)
Tax regime – abroad companies	(ii)	63,756	
Different jurisdictional taxes rates for companies abroad and tax basis		447,881	552,019
Tax on dividends distribution			(125,413)
Other permanent adjustments		55,238	(20,693)
Effect of income taxes on results of operations		**754,503**	**(794,982)**
Current income taxes		(185,081)	(931,406)
Deferred income taxes		939,584	136,424
Total		**754,503**	**(794,982)**
Effective rate		**56.5%**	**24%**

(i) Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.

(ii) Effect arising from the Dutch tax regime on maritime charter activities.

All amounts in thousands Reais, unless otherwise stated

(b) Deferred tax balances

Asset	June 30, 2023	December 31, 2022
Tax losses	3,038,417	2,397,532
Exchange variations	1,994,660	3,342,880
Temporary adjustments	4,261,705	4,566,758
Lease	1,239,237	1,197,080
Tax credits	697,662	697,662
Other	131,659	118,787
	11,363,340	12,320,699

Liability	June 30, 2023	December 31, 2022
Amortization of goodwill based on future profitability	721,910	722,433
Tax depreciation	4,084,522	4,051,462
PIS/Cofins credit - exclusion of ICMS from the calculation basis	189,649	189,649
Temporary adjustments	135,739	420,315
Right of use of assets	1,033,859	1,116,306
Present value adjustments and amortized cost	275,832	423,951
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	166,546	186,637
Other	160,648	4,826
	6,768,705	7,115,579

(c) Offset for the purpose of presentation in the statements of financial position

	June 30, 2023			December 31, 2022		
	Deferred tax assets	Deferred tax liabilities	Balance	Deferred tax assets	Deferred tax liabilities	Balance
Braskem	9,176,903	(3,515,863)	5,661,040	9,113,066	(3,341,626)	5,771,440
Braskem Argentina	16,024	(9,732)	6,292	21,339	(16,174)	5,165
Braskem America		(1,017,058)	(1,017,058)	525,258	(1,662,131)	(1,136,873)
Braskem Alemanha	18,159		18,159	23,038		23,038
Braskem Chile				47		47
Braskem Holanda	108,411	(7,005)	101,406	386,024	(230,678)	155,346
Braskem Idesa	1,517,207	(2,192,420)	(675,213)	2,078,206	(1,840,669)	237,537
Braskem Mexico Serviços	26,640		26,640	13,628		13,628
Braskem Mexico	393,069		393,069	86,368		86,368
B&TC		(16,463)	(16,463)		(16,608)	(16,608)
Cetrel	37,800	(4,448)	33,352	39,387	(5,405)	33,982
DAC	29,294	(1,894)	27,400	32,617	(2,262)	30,355
Terminal Quimica	5,962		5,962	1,618		1,618
Voqen	3,952		3,952	103	(26)	77
Wise	29,919	(3,822)	26,097			
	11,363,340	(6,768,705)	4,594,635	12,320,699	(7,115,579)	5,205,120
Deferred tax assets			6,303,369			6,358,601
Deferred tax liabilities			1,708,734			1,153,481
Balance			4,594,635			5,205,120

All amounts in thousands Reais, unless otherwise stated

21 Sundry provisions

	June 30, 2023	December 31, 2022
Provision for environmental damages	981,273	1,120,188
Provision for customers rebates	98,830	126,754
Other	124,352	130,005
Total	**1,204,455**	**1,376,947**
Current liabilities	441,177	530,814
Non-current liabilities	763,278	846,133
Total	**1,204,455**	**1,376,947**

22 Provisions for legal proceedings

22.1 Claims with probable chance of loss

	June 30, 2023	December 31, 2022
Labor claims	197,928	212,657
Tax claims		
IR and CSL (Brazilian income taxes)	50,603	51,756
PIS and Cofins	232,672	311,433
ICMS	355,305	348,544
Other tax claims	54,184	24,160
	692,764	**735,893**
Corporate claims	108,607	103,387
Civil claims and other	98,909	119,561
	1,098,208	**1,171,498**

22.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company's Management, based on its evaluation and that of its external legal advisors, are disclosed as follows:

	Note	June 30, 2023	December 31, 2022
Tax claims	(a)	23,381,029	18,270,680
Civil claims - Alagoas	24.1	7,177,883	5,489,479
Civil claims - Other		703,312	786,441
Labor claims		622,960	605,546
Environmental claims		665,406	639,880
Social security claims		727,145	515,506
Other lawsuits		401,777	380,862
Total		**33,679,512**	**26,688,394**

All amounts in thousands Reais, unless otherwise stated

(a) Tax contingencies

Income Tax and Social Contribution: Profits earned abroad and sub-capitalization – Braskem Holanda

In 2020, the Company received a tax assessment from Brazil's Federal Revenue Service, referring to fiscal years 2015 and 2016, regarding the application of the agreement between Brazil and the Netherlands to avoid double taxation, which establishes that profits earned by Dutch companies cannot be taxed in Brazil by the end of each fiscal year.

In July 2023, a new tax assessment was received, referring to fiscal years 2018 and 2019. It also involved the non-deductibility of interest due to a divergent understanding of the limit of thin capitalization and its tax effects.

The value of the uncertain tax treatment of these matters is R$15,6 billion (2022: R$10.6 billion) and includes periods that were and were not the subject of deficiency notices.

23 Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement, and no additional payments by the Company are expected.

Accumulated payment related to this matter through June 30, 2023 is R$3,429,037 distributed as show below:

Agreements signed with:	AGU CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	1,236,222	296,591	407,300	1,282,464	206,460	3,429,037

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company's integrity program.

All amounts in thousands Reais, unless otherwise stated

24 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of stability of salt cavities. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i) Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 24.1 (i).

ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 24.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties.

All amounts in thousands Reais, unless otherwise stated

iii) Instrument of Global Agreement with the Municipality of Maceió ("Instrument of Global Agreement") ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on June 30, 2023 shows the following changes in the period:

	June 30, 2023	June 30, 2022
Balance at the beginning of the period	**6,626,558**	**7,661,259**
Provisions (*)	1,149,056	1,253,454
Payments and reclassifications (**)	(1,308,433)	(1,308,374)
Realization of present value adjusment	64,518	95,420
Balance at the end of the period	**6,531,699**	**7,701,759**

(*) In 2023, refers mainly to the additional provision of R$ R$920 million (present value) of the Instrument of Global Agreement billion disclosed above.

(**) Of this amount, R$1,097,397 (June 30, 2022: R$1,172,929) refers to payments made and R$211,036 (June 30, 2022: R$135,445) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

This action has a provision of R$1,546,730 (2022: R$2,087,142) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. Based on studies of the specialists, the recommendation was to fill 9 salt cavities with solid material, a process that should take a total of 4 years. For the remaining 26, the recommended actions are: closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some cavities, sonar monitoring.

The provisioned balance amount of R$1,127,754 (2022: R$1,367,269) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, the possible changes to be made to the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region's stability.

All amounts in thousands Reais, unless otherwise stated

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, this environmental plan was approved, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also agreed was that the environmental diagnosis will be updated in December 2025.

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The amount of this provision is R$1,497,729 (2022: R$1,567,842).

d. Additional measures, for which the provision amount is R$2,359,486 (2022: R$1,604,305), for expenses with: (i) Instrument of Global Agreement with the Municipality of Maceió; (ii) actions related to the Technical Cooperation Agreements entered into by the Company; (iii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iv) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area ("Flexais Agreement"), entered into by Braskem and the MPF, the MPE, the DPU, and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Flexais Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the claim for the geological event in Alagoas.

All amounts in thousands Reais, unless otherwise stated

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action ("ACP") filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into by Braskem and the Alagoas State Prosecutors' Office ("MPE"), the Alagoas State Public Defenders' Office ("DPE"), the Federal Prosecutors' Office ("MPF") and the Federal Public Defenders' Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company ("Studies") on the potential impact of the geological event on the surface of the region. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On June 30, 2023, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$170,749 under current assets (2022: R$175,153). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond, currently in the amount of R$750 million (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES,

All amounts in thousands Reais, unless otherwise stated

formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 21, 2023, the 3rd Federal Court of Maceió ratified the full adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS), also ratifying adherence in connection with the Instrument of Partial Adhesion on Urban Mobility.

All amounts in thousands Reais, unless otherwise stated

(iii) Public-Interest Civil Action filed by the Federal Public Defender's Office: Refusal of insurance within the scope of Housing Financial System ("SFH")

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

(iv) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office – Review of terms of the Flexais Agreement

Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexais Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through of this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region, this being the amount attributed to the lawsuit. The injunction relief requests were rejected by the trial and appellate courts, and such decisions may be appealed against by DPE. On June 30, 2023, the amount of this action is R$1.8 billion (December 31, 2022: nil).

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(v) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas ("FEPEAL") and National Confederation of Fishermen and Aquaculturists ("CNPA"): Fishermen Reparation

Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the "Associations") against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50 thousand and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132 thousand in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount

All amounts in thousands Reais, unless otherwise stated

of R$100 thousand; (iii) compensation for collective material damages to the Associations, in the amount of R$750 thousand; and (iv) attorney fees in the amount of 20% on the value of the conviction.

The amount attributed to the cause as possible risk is R$1.5 billion.

(vi) Indemnifying action: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of an action by Companhia Brasileira de Trens Urbanos, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On June 30, 2023, the inflation-adjusted amount of this lawsuit was R$1.45 billion (December 31, 2022: R$1.43 billion). Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period, and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until January 2024.

Braskem's Management, based on its evaluation and that of its external legal advisors, classifies the probability of loss in this case as possible.

(vii) Action for Damages: Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of June 30, 2023, the amount of this action is R$330 million (December 31, 2022: R$306 million). On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor's image, only ordering the return of R$3 million by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit, amounting to R$4.5 million. The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(viii) Indemnity Claim: State of Alagoas

Indemnity claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

As injunction relief, the State of Alagoas requested the blocking of R$ 1.1 billion from Braskem bank accounts, as a guarantee to repair material and non-material damages allegedly suffered by the State Public Administration, this being the amount attributed to the lawsuit. On April 19, 2023, this injunction relief request was accepted by the court, which determined the cautionary blocking of approximately R$ 1.1 billion from Company bank accounts. Upon presentation of a performance bond by the Company, on April 23, 2023, the Appellate Court of the State of Alagoas suspended the effectiveness of the decision to block Braskem bank accounts, as previously

All amounts in thousands Reais, unless otherwise stated

issued by the lower court. The performance bond in force for this claim amounts to R$1.4 billion. On June 30, 2023, the amount attributed to the lawsuit is R$1.3 billion (December 31, 2022: nil).

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(ix) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On June 30, 2023, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1.2 billion (December 31, 2022: R$1 billion), filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the other individual lawsuits, in the total amount mentioned above, as possible.

25 Equity

25.1 Capital

On June 30, 2023 and December 31, 2022, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

								Amount of shares	
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.94			305,517,121	38.31
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			56,204,352	16.29			56,204,352	7.05
Other		12,907,077	2.86	133,911,776	38.81	478,790	100.00	147,297,643	18.49
Total		**451,668,652**	**100.00**	**345,060,365**	**100.00**	**478,790**	**100.00**	**797,207,807**	**100.00**
Treasury shares				27				27	
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**

(i) American Depository Receipt ("ADR") on the New York Stock Exchange – NYSE (USA).

25.2 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the six-month period ended June 30, 2023, 665,381 shares held in treasury were granted as payment to the participants of the 2020 long-term incentive (ILP) program. At June 30, 2022, 236,758 shares were granted as payment of the 2019 long-term incentive (ILP) program.

All amounts in thousands Reais, unless otherwise stated

26 Earnings (loss) per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings (losses) per share.

	Note	June 30, 2023 Basic and diluted	June 30, 2022 Basic	June 30, 2022 Diluted
Profit (loss) for the period attributed to Company's shareholders		(586,158)	2,477,785	2,477,785
Distribution of priority dividends attributable to:				
Preferred shares class "A"			208,655	208,655
Preferred shares class "B"			290	290
			208,945	208,945
Distribution of 6% of unit price of common shares	25.2		273,648	273,648
Distribution of excess profits, by class:				
Common shares			1,132,215	1,132,215
Preferred shares class "A"			862,977	862,977
			1,995,192	1,995,192
Reconciliation of income available for distribution, by class (numerator):				
Common shares		(332,318)	1,405,863	1,405,863
Preferred shares class "A"		(253,488)	1,071,632	1,071,632
Preferred shares class "B"		(352)	290	290
		(586,158)	2,477,785	2,477,785
Weighted average number of shares, by class (denominator):				
Common shares		451,668,652	451,668,652	451,668,652
Preferred shares class "A"		344,527,325	344,262,870	345,060,392
Preferred shares class "B"		478,790	478,790	478,790
		796,674,767	796,410,312	797,207,834
Profit per share (in R$)				
Common shares		(0.7358)	3.1126	3.1126
Preferred shares class "A"		(0.7358)	3.1128	3.1056
Preferred shares class "B"		(0.7358)	0.6057	0.6057

Weighting of shares

	Nota	June 30, 2023 Outstanding shares	June 30, 2023 Basic and diluted Preferred shares Class "A" Weighted average	June 30, 2022 Outstanding shares	June 30, 2022 Basic Preferred shares Class "A" Weighted average
Amount at beginning of the period		344,394,984	344,394,984	344,158,226	344,158,226
Incentive long term plan payments with treasury shares	25.2	665,381	132,341	236,758	104,644
Amount at the end of the period		345,060,365	344,527,325	344,394,984	344,262,870

All amounts in thousands Reais, unless otherwise stated

27 Net revenue

	June 30, 2023	June 30, 2022
Net sales and services revenue	**37,202,225**	**52,142,743**

28 Expenses by nature and function

		June 30, 2023	June 30, 2022
Classification by nature:			
Raw materials other inputs		(29,407,654)	(37,322,431)
Personnel expenses		(1,765,897)	(1,604,989)
Outsourced services		(1,509,391)	(1,620,489)
Depreciation and amortization		(2,534,516)	(2,125,603)
Freights		(1,961,457)	(1,895,253)
Idle industrial plants		(195,394)	(184,214)
Geological event in Alagoas (Note 24)		(1,149,056)	(1,253,454)
Other income		1,145,051	109,994
Other expenses		(979,154)	(847,959)
Total		**(38,357,468)**	**(46,744,399)**
Classification by function:			
Cost of products sold		(35,758,817)	(42,934,227)
Selling and distribution		(972,562)	(1,057,565)
Loss for impairment of trade accounts receivable		(47,721)	(21,771)
General and administrative		(1,173,784)	(1,279,267)
Research and development		(175,074)	(151,094)
Other income	(i)	1,145,051	109,994
Other expenses	(ii)	(1,374,561)	(1,410,469)
Total		**(38,357,468)**	**(46,744,399)**

(i) In 2023, refers mainly to settlement of claim agreement signed with insurance companies and the final and unappealable decision on the unconstitutionality of the surcharge in the PIS and COFINS rates incurred on operations involving the sale of gasoline and diesel oil.

(ii) Refers mainly to expenses incurred with the geological event in Alagoas.

All amounts in thousands Reais, unless otherwise stated

29 Financial results

	June 30, 2023	June 30, 2022
Financial income		
Interest income	625,723	387,017
Inflation indexation income on tax assets	19,385	13,649
Gain on derivatives	287,725	321,924
Other	105,452	66,791
	1,038,285	**789,381**
Financial expenses		
Interest expenses	(1,868,187)	(1,457,318)
Discounts granted	(7,414)	(71,159)
Loans transaction costs - amortization	(103,726)	(171,249)
Adjustment to present value - appropriation	(289,014)	(215,741)
Interest expense on leases	(119,113)	(86,062)
Losses on derivatives	(406,567)	(426,487)
Other	(195,622)	(354,529)
	(2,989,643)	**(2,782,545)**
Exchange rate variations, net		
On financial assets	(845,882)	(504,163)
On financial liabilities	2,605,979	352,121
	1,760,097	**(152,042)**
Total	**(191,261)**	**(2,145,206)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	June 30, 2023	December 31, 2022	Variation	June 30, 2023	June 30, 2022	Variation
U.S. dollar - Brazilizan real	4.8192	5.2177	-7.64%	5.0744	5.0782	-0.08%
Euro - Brazilizan real	5.2626	5.5694	-5.51%	5.4831	5.5568	-1.33%
Mexican peso - Brazilizan real	0.2811	0.2667	5.40%	0.2793	0.2505	11.48%
U.S. dollar - Mexican peso	17.1530	19.5720	-12.36%	18.1863	20.2791	-10.32%
U.S. dollar - Euro	0.9157	0.9416	-2.75%	0.9533	0.9155	4.13%

All amounts in thousands Reais, unless otherwise stated

30 Segment information

							June 30, 2023
						Operating expenses	
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	26,280,175	(25,747,087)	533,088	(879,065)		(347,250)	(693,227)
USA and Europe	8,821,485	(8,080,015)	741,470	(379,390)		77,002	439,082
Mexico	2,406,740	(2,284,311)	122,429	(197,972)		(5,535)	(81,078)
Total	**37,508,400**	**(36,111,413)**	**1,396,987**	**(1,456,427)**		**(275,783)**	**(335,223)**
Other segments	405,539	(335,923)	69,616	101,815	11,101	7,766	190,298
Corporate unit				(1,014,657)		51,525	(963,132)
Braskem consolidated before eliminations and reclassifications	**37,913,939**	**(36,447,336)**	**1,466,603**	**(2,369,269)**	**11,101**	**(216,492)**	**(1,108,057)**
Eliminations and reclassifications	(711,714)	688,519	(23,195)	128		(13,018)	(36,085)
Total	**37,202,225**	**(35,758,817)**	**1,443,408**	**(2,369,141)**	**11,101**	**(229,510)**	**(1,144,142)**

							June 30, 2022
						Operating expenses	
	Net revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	37,077,194	(32,409,495)	4,667,699	(881,298)		(1,394,310)	2,392,091
USA and Europe	13,851,934	(11,006,724)	2,845,210	(404,191)		37,675	2,478,694
Mexico	3,386,659	(2,361,072)	1,025,587	(234,446)		4,476	795,617
Total	**54,315,787**	**(45,777,291)**	**8,538,496**	**(1,519,935)**		**(1,352,159)**	**5,666,402**
Other segments	196,770	(127,659)	69,111	42,500	26,524	1,796	139,931
Corporate unit				(1,031,083)		59,590	(971,493)
Braskem consolidated before eliminations and reclassifications	**54,512,557**	**(45,904,950)**	**8,607,607**	**(2,508,518)**	**26,524**	**(1,290,773)**	**4,834,840**
Eliminations and reclassifications	(2,369,814)	2,970,723	600,909	(1,179)		(9,702)	590,028
Total	**52,142,743**	**(42,934,227)**	**9,208,516**	**(2,509,697)**	**26,524**	**(1,300,475)**	**5,424,868**

31 Commitments

The Company has long-term commitments for the purchase of energy. As of June 30, 2023, these obligations amounted to R$8,053,437 and will be settled by 2044.

32 Subsequent events

a) As disclosed in Note 24, the Instrument of Global Agreement with the Municipality of Maceió was ratified on July 21, 2023, establishing the payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió, of which R$600 million has been disbursed on August 04, 2023.

b) On August 28, 2023, as disclosed in Note 24.1 (v), FEPEAL and CNPA filed a Public-Interest Civil Action against the Company seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. The amount attributed to the cause as possible risk is R$1.5 billion.